Exhibit 12

Beckman Coulter, Inc.

Ratio of Earnings to Fixed Charges

(Unaudited)

	2009	2008	2007	2006	2005	2004
Earnings from continuing operations before fixed charges
Income from continuing operations before income taxes	$184.4	$238.6	$280.2	$214.7	$165.6	$278.2
Fixed charges less capitalized interest	106.6	87.8	87.5	74.0	69.8	61.6

Earnings from continuing operations before fixed charges	$291.0	$326.4	$367.7	$288.7	$235.4	$339.8

Fixed charges
Interest expense, net of amortization related to indebtedness (A)	58.4	45.0	47.1	46.9	42.9	35.0
Capitalized interest	1.7	1.7	3.4	5.4	3.1	—
Amortized premiums, discounts and capitalized expenses related to indebtedness (B)	18.2	15.9	14.6	1.6	0.9	1.2
Portion of rentals representative of interest factor	30.0	26.9	25.8	25.5	26.0	25.4

Total fixed charges	$108.3	$89.5	$90.9	$79.4	$72.9	$61.6

Ratio of earnings to fixed charges	2.7	3.6	4.0	3.6	3.2	5.5

Interest Expense per Income Statement (A + B)	76.6	60.9	61.7	48.5	43.8	36.2